Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Early amcenestrant data featured at ASCO support its potential to become a new endocrine backbone therapy for ER+/HER2- breast cancer

*

Amcenestrant, an investigational oral selective estrogen receptor degrader (SERD), achieved an objective response rate of 34% and a clinical benefit rate of 74% in Phase 1 study (AMEERA-1) in combination with palbociclib

*	Overall safety profile of amcenestrant with palbociclib is consistent with what was observed in monotherapy, without signs of significant cardiac or ocular side effects

*	The Phase 3 combination study (AMEERA-5) of amcenestrant with palbociclib in the first-line setting was initiated in October 2020 and is successfully recruiting patients

*	The pivotal study (AMEERA-3) of amcenestrant versus physician’s choice in locally advanced or metastatic estrogen receptor-positive (ER+) breast cancer is fully recruited; readout expected in H2 2021

PARIS – May 19, 2021 – Phase 1 data from the AMEERA-1 study evaluating amcenestrant, an investigational oral selective estrogen receptor degrader (SERD), will be presented at the 2021 American Society of Clinical Oncology (ASCO) Annual Meeting. In a pooled analysis, amcenestrant in combination with palbociclib showed encouraging antitumor activity in postmenopausal women with estrogen receptor-positive (ER+)/human epidermal growth factor receptor 2-negative (HER2-) metastatic breast cancer (MBC).

“These early clinical data show that the combination of amcenestrant with palbociclib achieved encouraging antitumor activity,” said Sarat Chandarlapaty, M.D., Ph.D., Medical Oncologist, Memorial Sloan Kettering Cancer Center. “The analysis also demonstrated no clinically significant cardiac or ocular findings and an overall safety profile in line with what we saw in the monotherapy setting. It’s notable to see this kind of activity in patients with ER+ metastatic breast cancer, where there is a clear need for new therapeutic options.”

In this preliminary analysis from the open-label AMEERA-1 study, amcenestrant was evaluated in dose escalation cohorts (Part C) at 200mg (n=9) and 400mg (n=6) daily and in a dose expansion cohort (Part D; n=30) at 200mg daily, all in combination with a standard dose of palbociclib. Eligible patients included post-menopausal women with ER+/HER2- MBC who were pre-treated with endocrine therapy in the advanced setting for at least six months or had resistance to adjuvant endocrine therapy.

In the pooled population exposed with amcenestrant at 200mg daily evaluable for response (n=35), the objective response rate (ORR) was 34% (90% CI: 21.1-49.6), with confirmed partial responses (PR) in 12/35 patients, and the clinical benefit rate (CBR) was 74% (90% CI: 59.4-85.9), with clinical benefit in 26/35 patients at 24 weeks. Amcenestrant 200mg daily in combination with palbociclib demonstrated a favorable overall safety profile (n=39), with treatment related adverse events (TRAEs) attributable to amcenestrant similar to those observed with monotherapy. For all grade events, amcenestrant TRAEs occurred in 72% and to palbociclib in 90% of patients, and for grade ≥3 in 15% and 46% of patients, respectively. The most frequent non-hematological amcenestrant TRAEs included fatigue (18%) and nausea (18%), all grade ≤2. No clinically significant cardiac or ocular safety findings occurred.

“The Phase 3 AMEERA-5 study was built upon promising preclinical and clinical data, including the data presented here at ASCO, and expands our knowledge of amcenestrant as a potential best-in-class oral endocrine backbone therapy for ER+/HER2- breast cancer,” said John Reed, M.D., Ph.D., Global Head of Research and Development at Sanofi. “A significant need exists for more treatment options for ER+ breast cancer, the most common type of breast cancer, accounting for approximately 75% of all breast cancers diagnosed today.”

Amcenestrant is an oral SERD that antagonizes and degrades the estrogen receptor (ER) resulting in inhibition of the ER signaling pathway. Amcenestrant is currently under clinical investigation and its safety and efficacy have not been evaluated by any regulatory authority.

Amcenestrant clinical development program

The comprehensive development program for amcenestrant has been designed to evaluate its role: (1) as a single agent in second-line or later lines of treatment of ER+/HER2- MBC, (2) in combination with palbociclib in the first-line treatment of ER+/HER2- MBC, and (3) to explore its potential in early-stage breast cancer patients in the adjuvant setting. Late last year, the Phase 3 AMEERA-5 clinical trial investigating amcenestrant in combination with palbociclib, a cyclin-dependent kinase (CDK) 4/6 inhibitor, as a first-line therapy for patients with ER+ MBC, was initiated.

A pivotal study (AMEERA-3) of amcenestrant versus physician’s choice in locally advanced or metastatic ER+ breast cancer is fully recruited. The pivotal readout is now expected in H2 2021. Of note, the trial recently passed a Data Safety Monitoring Committee (DSMC) futility analysis.

About ER+ metastatic breast cancer

MBC is breast cancer that has spread outside the mammary gland to another part of the body, such as the liver, brain, bones or lungs. It is also known as Stage IV and is the most advanced stage of breast cancer.1 About two of every three cases of breast cancer are HR+, meaning the cancer is fueled by the hormones estrogen or progesterone.2 HR+ breast cancers can be classified as ER+ and/or progesterone receptor-positive (PR+).2

ER+ breast cancer accounts for approximately 75% of all breast cancers3 and is the most common type of breast cancer diagnosed today.4 The five-year relative survival for distant (cancer that has metastasized) female breast cancer is 28.1%.5 Endocrine therapies were among the first treatments to be administered for HR+ MBC and are considered standard of care in the first-line setting. However, new options are needed as resistance often emerges, limiting the effectiveness of these treatments for patients with metastatic disease over time.6

About the AMEERA-1 clinical trial

AMEERA-1 is an open-label, Phase 1/2, first-in-human study designed to evaluate amcenestrant as a monotherapy and in combination with targeted therapies in postmenopausal women with ER+/HER2- MBC. Parts A (dose escalation) and B (dose expansion) were designed to determine the maximum tolerated dose of amcenestrant administered as monotherapy, while Parts C and D are evaluating dose escalation and expansion for amcenestrant in combination with palbociclib to determine the recommended Phase 2 dose for the combination and to characterize its safety profile. Primary efficacy objectives include antitumor activity by ORR and CBR per RECIST v1.1 criteria, as well as characterizing the overall safety profile of amcenestrant as a monotherapy and in combination with palbociclib. Eligible patients included women with histological diagnosis of breast adenocarcinoma with locally advanced or metastatic ER+/HER2- disease and at least six months of prior exposure to endocrine therapy, including patients with early relapse while on adjuvant endocrine therapy that was initiated more than 24 months ago, or who relapsed less than 12 months after completion of adjuvant endocrine therapy.7

For more information on amcenestrant clinical trials, please visit www.clinicaltrials.gov.

Dr. Chandarlapaty has provided consulting services to Sanofi.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Sanofi Media Relations Contact	Sanofi Investor Relations Contacts Paris
Sally Bain	Eva Schaefer-Jansen
Tel.: +1 (781) 264-1091	Arnaud Delepine

Sally.Bain@sanofi.com	Sanofi Investor Relations Contacts North America
Felix Lauscher
Fara Berkowitz
Suzanne Greco

Sanofi IR main line:
Tel.: +33 (0)1 53 77 45 45
investor.relations@sanofi.com
https://www.sanofi.com/en/investors/contact

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact us. This situation is changing rapidly and additional impacts may arise of which we are not currently aware and may exacerbate other previously identified risks. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2020. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

[1]	Breastcancer.org. Metastatic Breast Cancer. https://www.breastcancer.org/symptoms/types/recur_metast. Accessed March 2021.
[2]	American Cancer Society. Hormone Therapy for Breast Cancer. https://www.cancer.org/cancer/breast-cancer/treatment hormone-therapy-for-breast-cancer.html. Accessed February 2021.
[3]

Sanofi Science and Innovation. Unlock a Promising Therapeutic Approach for Breast Cancer https://www.sanofi.com/en/science-and-innovation/unlock-the-potential-of-a-promising-therapeutic-approach-for-breast-cancer. Accessed August 2020.

[4]

Silverman, A. ER-Positive Breast Cancer: Prognosis, Life Expectancy, and More. Heathline. https://www.healthline.com/health/breast-cancer/er-positive-prognosis-life-expectancy#:~:text=Estrogen%20receptor%2Dpositive%20(ER%2D,cancer%20are%20hormone%20receptor%2Dpositive. Accessed February 2021.

[5]	National Cancer Institute. Cancer Stat Facts: Female Breast Cancer. https://seer.cancer.gov/statfacts/html/breast.html. Accessed February 2021.
[6]

Kaklamani, V. G., & Gradishar, W. J. (2017). Endocrine Therapy in the Current Management of Postmenopausal Estrogen Receptor-Positive Metastatic Breast Cancer. The oncologist, 22(5), 507–517. https://doi.org/10.1634/theoncologist.2015-0464. Accessed October 2020.

[7]

ClinicalTrials.gov. Phase 1 / 2 Study of SAR439859 Single Agent and in Combination With Other Anti-cancer Therapies in Postmenopausal Women With Estrogen Receptor Positive Advanced Breast Cancer (AMEERA-1). https://www.clinicaltrials.gov/ct2/show/NCT03284957. Accessed April 2021.